SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cedar Fair, L.P.
(Name of Issuer)

Units Representing Limited Partner Interests
(Title of Class of Securities)

150185106
(CUSIP Number)

January 19, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of units reported herein is 5,434,179 units representing limited partner interests, which constitutes approximately 9.8% of the total number of units outstanding.  All ownership percentages set forth herein assume that there are 55,207,944 units outstanding.

CUSIP No. 150185106

1.     Name of Reporting Person:

         Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /  /

          (b) /  /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:     -0- (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power: -0- (1)
Person
With
                         8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /  /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: PN
----------------------------------------------
(1)  This Amendment No. 1 is being filed to correct the original filing, which inaccurately described beneficial ownership of the Units. Amalgamated Gadget, L.P. and Scepter Holdings, Inc. in fact own no Units, and R2 Investments, LDC consequently also has no ownership interest therein.

CUSIP No. 150185106

1.     Name of Reporting Person:

         Q Funding III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /  /

          (b) /  /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:     5,434,179
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:   5,434,179
Person
With
                         8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,434,179

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /  /

11.     Percent of Class Represented by Amount in Row (9): 9.8%

12.     Type of Reporting Person: PN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated January 19, 2010 (the "Schedule 13G"), relating to the Units Representing Limited Partner Interests (the "Units"), of Cedar Fair, L.P. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

This Amendment No. 1 is being filed to correct the original filing, which inaccurately described beneficial ownership of the Units. Amalgamated Gadget, L.P. and Scepter Holdings, Inc. in fact own no Units, and R2 Investments, LDC consequently also has no ownership interest therein.

Item 2 (a) - (c) is hereby amended and restated in its entirety as follows:

Item 2(a).     Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of Q Funding III, L.P., a Texas limited partnership ("Q Funding"), the "Reporting Person." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Prufrock Onshore, L.P., a Texas limited partnership ("Prufrock"), J Alfred Onshore, LLC, a Texas limited liability company ("J Alfred") and Geoffrey Raynor ("Raynor"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office or residence of each of the Item 2 Persons is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Item 2(c).       Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.     Ownership.

(a) - (b)

Reporting Person

Q Funding

Q Funding may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,434,179 Units, which constitutes approximately 9.8% of the outstanding Units.

Controlling Persons

Prufrock

Because of its position as the sole general partner of Q Funding, Prufrock may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,434,179 Units, which constitutes approximately 9.8% of the outstanding Units.

J Alfred

Because of its position as the sole general partner of Prufrock, J Alfred may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,434,179 Units, which constitutes approximately 9.8% of the outstanding Units.

Raynor

Because of his position as the person who controls J Alfred, which is the sole general partner of Prufrock, which is the sole general partner of Q Funding, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,434,179 Units, which constitutes approximately 9.8% of the outstanding Units.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any of the Units.

(c)

Reporting Person

Q Funding

Acting through its general partner, Q Funding has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,434,179 Units.

Controlling Persons

Prufrock

As the sole general partner of Q Funding, Prufrock has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,434,179 Units.

J Alfred

As the sole general partner of Prufrock, J Alfred has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,434,179 Units.

Raynor

As the person who controls J Alfred, which is the sole general partner of Prufrock, which is the sole general partner of Q Funding, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,434,179 Units.

Item 10 is hereby restated in its entirety as follows:

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:      January 20, 2010

Q FUNDING III, L.P. By: Prufrock Onshore, L.P., its general partner By: J Alfred Onshore, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading